Exhibit 99.1

Dragon Victory International Limited Enters into Strategic Cooperation Agreement with Shanghai Baoshan Industrial Park for Internet of Things and Overseas Listing Incubation Service

HANGZHOU, China, April 3, 2018 /PRNewswire/ -- Dragon Victory International Limited (“LYL” or the “Company”), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that the Company has entered into a Strategic Cooperation Agreement (the “Agreement”) with Shanghai Baoshan Industrial Park (“SBIP”), a municipal level industrial park in Shanghai, China with a focus on Internet of Things (“IOT”) and incubation services to entities seeking overseas listing on March 28, 2018.

Baoshan Industrial Park encourages investors to set up projects in accordance with the requirements of famous brands of manufacturing and tertiary industries, export-orientated and export processing enterprises, and businesses in modern industry, logistics and services.

Pursuant to the Agreement, the Company will cooperate with SBIP to develop an Internet of Things ecosystem in conjunction with the smart city program that SBIP is developing. The Company expects to provide IT solutions and services to SBIP and integrate SBIP-developed programs into the Company’s ecosystem, as well as to provide incubation services to entities seeking overseas listing including but not limited to, investment and financing, listing guidance, etc. The Company also intends to establish a wholly owned foreign-owned enterprise in the Baoshan district of Shanghai, with the support of SBIP, and expects to work to expand and improve SBIP’s foreign investment promotion program.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “This agreement is positive for the future of Dragon Victory, and more broadly, crowdsourcing and startup enterprises in China. Startup companies affiliated with SBIP will benefit greatly from our financing, management, and other incubator services, while developed companies can benefit from LYL’s financial advisory services should they choose to go public overseas. Furthermore, the development of the “Internet of Things” in SBIP will lead to a more efficient and productive startup environment, as SBIP transforms into a leading smart city. This agreement is expected to open an exciting new chapter for Chinese enterprises as we work with SBIP to create a leading environment for entrepreneurs.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn.  5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

About Shanghai Baoshan Industrial Park

Shanghai Baoshan Industrial Park is a municipal level industrial park established on February 21, 2003, with the approval of Shanghai municipal government. The industrial park is located in the northeast of Shanghai and will cover an area of 23 square kilometers when fully developed. With new industrialization driving urbanization as its development concept and building a comprehensive industrial zone deriving from Shanghai’s fine steel industry as its development theme, Baoshan Industrial Park not only enjoys preferential policies for fine steel bases and new township building, but also boasts a professional consulting team that provide full life-cycle services to companies. Furthermore, it is also considered as a manufacturing and logistics hub that connects seaways, railways and waterways. With highly efficient planning, investment, construction and services, Baoshan Industrial Park strives to be a platform for companies’ sustainable growth. More information is available at www.shanghai.gov.cn/shanghai/node27118/node27873/node27997/n31510/n31512/u22ai73228.html

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Bo Lyu, the Board Secretary
Dragon Victory International Limited
Email: lb@dvintinc.com
Phone: +86-15157527297

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333